UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 22, 2021, we entered into an Employment Agreement with Sun Lei, our Chief Executive Officer. Under the Employment Agreement, Sun Lei shall receive a cash compensation of USD1.00 and, based upon our annual revenues as reported in our 2021 annual report, stock compensation as follows: (i)10,000 shares of ordinary stock for revenue of USD10,000,000; (ii) 100,000 shares of ordinary stock for revenue of USD20,000,000; (iii) 250,000 shares of ordinary stock for revenue of USD30,000,000; (iv) 500,0000 shares of ordinary stock for revenue of USD40,000,000; and (v) 1,000,000 shares of ordinary stock for revenue of USD50,000,000. The Employment Agreement has a term of 1 year and has been approved by the board of directors of the company and by the written consent of majority of the shareholders of the company. An English translation of the agreement is filed herewith as Exhibit 10.1.

On June 22, 2021, we release the press release furnished herewith as Exhibit 99.1.

On June 16, 2021, we held the special meeting of shareholders (the “SMS”) at 9:00 a.m. local time at: Wingate by Wyndham Hainan Chengmai, 30 West Yongqing Road Yingbin Coast, Chengmai County, Chengmai, China 571900. At the SMS, holders of 2,392,059 ordinary shares, out of 4,233,272 ordinary shares issued and outstanding, were present in person, and therefore constituting a quorum of holders of not less than a majority of the total voting power and entitled to vote at the SMS as of May 21, 2021, the record date of the SMS.

At the SMS, the shareholders of the company approved the following:

1. Amend Article VI, Section 1 of the Corporation’s Amended and Restated Articles of Incorporation dated October 30, 2012, as further amended by articles of amendment filed on October 31, 2014 and February 3, 2017 (collectively the “Articles”) such that, as permitted by Section 67(1) of the BCA, a majority of the Corporation’s shareholders may act by written consent without a meeting. As proposed to be amended, Article VI, Section 1 of the Articles would be amended in its entirety and replaced by the following provision:

“Action By Written Consent. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than a majority of the total voting power of the then-outstanding capital stock of the Corporation entitled to vote, or such greater proportion as may be required under the BCA.” and

2. the Company’s future issuance, in one or more tranches from time to time, of up to 1,500,000 shares of the Company’s common stock upon conversion of the Company’s issued and outstanding shares of Series A Convertible Preferred Stock by the holder(s) thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2021	KBS Fashion Group Limited

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	English Translation of Employment Agreement
99.1	Press Release

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